File No. 70-9107

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    -----------------------------------------

CENTRAL AND SOUTH WEST  CORPORATION        PUBLIC SERVICE COMPANY OF OKLAHOMA
1616 Woodall  Rodgers  Freeway             212 East Sixth  Street
Dallas,  Texas  75202                      Tulsa, Oklahoma 74119-1212

CENTRAL AND SOUTH WEST SERVICES, INC.      SOUTHWESTERN ELECTRIC POWER COMPANY
1616 Woodall Rodgers Freeway               428 Travis Street
Dallas, Texas  75202                       Shreveport, Louisiana  71156-0001

CENTRAL  POWER  AND  LIGHT  COMPANY        WEST  TEXAS  UTILITIES  COMPANY
539  North Carancahua Street               301 Cypress Street
Corpus Christi,  Texas 78401-2802          Abilene,  Texas 79601-5820

              (Names of companies filing this statement and address
                         of principal executive offices)

                      -------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                      ------------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

Item 1.  Description of Proposed Transaction.
         Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), to the extent Rule 52 is not available, Southwestern Electric Power Company ("SWEPCO"), West
Texas Utilities Company ("WTU") and Central and South West Services, Inc. ("CSWS"), each referred to as a "Subsidiary" and collectively referred to as the "Subsidiaries", hereby file this Amendment No. 1 to the Form U-1
Application-Declaration in File No. 70-9107 to amend and restate the Application-Declaration in its entirety. CSW and the Subsidiaries are seeking authorization for the period beginning with the effective date of an order issued in this proceeding through December 31, 2002 (the "Authorization Period") for the financing plan (the "Financing Plan") described below. This application-declaration (the "Application") is an omnibus type filing which seeks authority for CSW and the Subsidiaries (the "Applicants") to issue the securities and engage in the financing transactions pursuant to the authority requested herein in lieu of filing separate applications for individual financing transactions. Overview of Requested Authority
         This Application seeks to consolidate in one filing a substantial portion of the financing authorizations expected to be requested by the Applicants over a five year period. The requested authority is similar in concept to the authorization for shelf registration statements permitted under Rule 415 promulgated under the Securities Act of 1933, as amended ("1933 Act"). The Application is for system-wide financing authority and therefore does not set forth specific terms for the individual components of the Financing Plan. Even though the terms of specific financings are not discussed in this
Application, the Applicants propose to continue to finance from time to time based on capital budgets and estimates of other financing needs as they have in the past. An underlying assumption of the Application is that as long as the Applicants maintain a solid financial base, as demonstrated by ratings of a nationally recognized statistical rating organization ("NRSRO"), they should be allowed broad discretion with respect to financing activities. The Applicants therefore propose to enter into financial transactions designed to maintain an appropriate capital structure for investment grade long-term ratings as established by an NRSRO. This flexibility would allow the Applicants to more easily take advantage of favorable market conditions, making them more competitive with companies that are not subject to the jurisdiction of the Act.
         The authorization requested herein relates to issuances of common stock, including common stock issued upon the exercise of convertible debt or pursuant to rights, options, warrants or similar securities, preferred stock, tax advantaged preferred securities, first mortgage bonds, pollution control revenue bonds, debentures, notes (secured and unsecured), medium-term notes, other forms of indebtedness and borrowings pursuant to credit agreements ("Credit Agreements") with banks and other financial institutions, in each case not subject to Rule 52. Each Applicant requests authority to issue and sell these securities or enter into Credit Agreements without additional prior Securities and Exchange Commission ("SEC") approval if the Applicant is within the parameters discussed below under the heading "Parameters For Authorization." The provisions of the securities, Credit Agreements and related instruments would be determined at the time of the sale of securities or the execution of Credit Agreements and, with respect to first mortgage bonds or preferred stock, would not be limited by any of the SEC's "statements of policy" with respect thereto. See HCAR Nos. 13105 and 13106, dated February 16, 1956, as amended in HCAR Nos. 16369 and 16758, dated June 22, 1970, in which the SEC adopted statements of policy with respect to first mortgage bonds and preferred stock ("Statements of Policy"). To the extent that the terms of any securities proposed to be issued and sold pursuant to an authorization granted in this proceeding may conflict with the Statements of Policy, request is hereby made for authority to deviate from the Statements of Policy.
         The proceeds from external financing transactions, including the issuance and sale of securities and borrowings under Credit Agreements, by the Applicants will be added to their respective treasuries and subsequently used principally (i) to finance capital expenditures, (ii) to acquire, retire, or redeem securities of which CSW or the Subsidiaries are the issuer, (iii) to repay outstanding short-term borrowings, (iv) to provide working capital and/or
(v) for other general corporate purposes, without the need for prior SEC approval, pursuant to Rule 42 or a successor rule.
         This Application is consistent with the recommendation of the staff of the Division of Investment Management that the SEC modernize its administration of the Act, particularly with respect to financing authorizations, in order to "reduce significantly the number of applications requiring SEC approval and to provide more flexibility for registered holding companies and their subsidiaries" (Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) (the "1995 Report") at 50) by issuing "orders covering blocks of securities to be sold at one time or from time to time over a period of up to five years." (1995 Report at 54). The shelf approach is designed to give the Applicants flexibility that will allow them to respond quickly and efficiently to financing needs and to changes in market conditions, which, in turn, should make them more competitive with utility and energy companies that are not subject to the jurisdiction of the Act. At the same time, the SEC will continue to have oversight over financings by the
Applicants through their regular disclosures under the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification system established pursuant to this Application. Finally, this Application is consistent with SEC precedent. See, e.g., Columbia Gas Systems, Inc., et al., File 70-8925 (HCAR No. 26634; 12/23/96); Consolidated Natural Gas Company, File 70-8667 (HCAR No. 26500; 3/28/96); Mississippi Power Company, File 70-8797 (HCAR No. 26491; 3/13/96); Gulf States Utilities Company, File 70-8721 (HCAR No. 26451; 1/16/96). Parameters of Authorization
         The Applicants request authority to engage in financing transactions for which the specific terms and conditions are not currently known, subject to certain conditions concerning the financial condition of the Applicants. The general conditions for financing without further prior approval are set forth below.
         CSW System Investment Grade Debt. With respect to financings at the Subsidiary level only, the Subsidiaries seek authority to engage in financing activities described herein as long as the long-term debt ratings of the
Subsidiary seeking to issue securities or enter into Credit Agreements are investment grade as established by an NRSRO (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the 1934 Act). The Subsidiaries will at all times during the Authorization Period strive to maintain a capital structure sufficient to maintain investment grade long-term debt ratings.
         Effective Cost of Money on Debt Securities and Borrowings under Credit Agreements. The effective cost of money on debt securities issued pursuant to this Application will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such
Treasury securities which is consistent with comparable investment grade securities. The effective cost of money for borrowings under Credit Agreements will not exceed the greater of (i) the prime rate plus 300 basis points, or (ii) the rate of interest for comparable investment grade credits prevailing in the market on the date of borrowing.
         Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed the greater of (i) 500 basis points over 30 year term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable investment grade securities.
         Maturity of Debt. The maturity of debt securities will not exceed fifty years.
         Issuance Expenses. The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.
         Aggregate Dollar Limit. The aggregate amount of outstanding external financing effected by the Applicants pursuant to the authorization requested hereunder during the Authorization Period, other than the refunding of outstanding securities which will not be limited, will not exceed $2 billion. Financings by each Applicant will be subject to the following limitations:
         (a) issuance of Common Stock by CSW hereunder will not exceed $250 million;
         (b) external financings by the Subsidiaries hereunder, other than the refunding of outstanding securities which will not be limited, will not exceed the following amounts:
                              CPL - $500 million,
                              PSO - $250 million,
                           SWEPCO - $300 million,
                              WTU - $150 million,
                             CSWS - $100 million;

         (c) issuance of Common Stock by the Subsidiaries to CSW hereunder will not exceed the following amounts:
                              CPL - $200 million,
                              PSO - $100 million,
                           SWEPCO - $100 million,
                              WTU - $ 50 million;

         (d) repurchases by the Subsidiaries of their Common Stock from CSW hereunder will not exceed the following amounts:
                              CPL - $  1 billion,
                              PSO - $150 million,
                           SWEPCO - $200 million,
                              WTU - $100 million; and

     (e) credit enhancement and guarantees provided hereunder will only be provided in connection with a financing that satisfies the requirements set forth herein.
Description of Specific Types of Financing
I.       External Financings
         The Subsidiaries currently obtain, and seek authorization to obtain in the future under the Financing Plan, funds externally through short-term debt financing; long-term debt financing, such as first mortgage bonds, pollution control revenue bonds, notes and debentures; sales of preferred stock, sales of tax-advantaged preferred securities; and borrowings under Credit Agreements. The only financing authority requested herein by CSW is to issue common stock. All such debt and stock sales are at rates or prices and under conditions based upon, or otherwise determined by, competitive capital markets.
         The Applicants request authority to sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers;
(ii) directly to a limited  number of purchasers  or to a single  purchaser,  or
(iii) through agents or dealers. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The securities may be sold directly by CSW or a Subsidiary or through agents designated from time to time. If dealers are used in the sale of any securities, such securities will be sold to the dealers as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.
         If common stock is being sold by CSW in an underwritten offering, CSW may grant the underwriters a "green shoe" option permitting the purchase from CSW of additional equity securities (an additional 15% under present guidelines) at the same price as the original equity securities then being offered, solely for the purpose of covering over-allotments.
         If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. Debt securities may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the 1933 Act. Pollution control revenue bonds may be sold either currently or in forward refundings where the price of the securities is established currently for delivery at a future date.
         A.       Long-Term Financing Authority
         CPL was authorized to issue and sell up to $475 million of pollution control revenue bonds by SEC order in file No. 70-8597 (HCAR No. 35-26309; 6/15/95). CPL has since issued $160.635 million of pollution control revenue bonds, thus leaving $314.365 million of such authorization available for future use. CPL was authorized to issue and sell up to $95 million of pollution control revenue bonds by SEC order in file No. 70-8677 (HCAR No. 35-26019; 10/13/95). To date, CPL has since issued $40.89 million of pollution control revenue bonds, thus leaving $54.11 million of such authorization available for future use. CPL was authorized to issue and sell up to $100 million of preferred stock by SEC order in file No. 70-8359 (HCAR No. 35-26019; 4/6/94). To date, CPL has not issued any preferred stock under this order. WTU was authorized to issue and sell up to $130 million of first mortgage bonds by SEC supplemental order in file No. 70-8057 (HCAR No. 35-26340; 7/26/95). WTU has since issued $80 million of first mortgage bonds, thus leaving $50 million of such authorization available for future use. WTU was authorized to issue and sell up to $45 million of first mortgage bonds by SEC order in file No. 70-8265 (HCAR No. 35-25928; 11/19/93). WTU has since issued $40 million of first mortgage bonds, thus leaving $5 million of such authorization available for future use. SWEPCO was authorized to issue and sell up to $131.7 million of pollution control revenue bonds by SEC order in file No. 70-8847 (HCAR No. 35-26531; 6/12/96). SWEPCO has since issued $81.7 million of pollution control revenue bonds, thus leaving $50 million of such authorization available for future use. WTU, PSO and CPL were authorized to issue and sell up to $113.3 millon of pollution control revenue bonds by SEC order in file No. 70-8869 (HCAR No. 35-26548). WTU, PSO and CPL have since issued $63.3 million of pollution control revenue bonds, thus leaving $50 million of such authorization available for future use. CPL, PSO, SWEPCO and WTU were authorized to issue and sell up to $350 million, $100 million, $150 million and $80 million, respectively, of junior subordinated debentures and tax advantaged preferred securities by SEC order in file No. 70-8979 (HCAR No. 35-26703; 4/10/97). CPL, PSO and SWEPCO have since issued $150 million, $75 million and $110 million of tax advantaged preferred securities, respectively, thus leaving $200 million, $25 million, $40 million and $80 million of such authorization available for CPL, PSO, SWEPCO and WTU, respectively. CSW was authorized to issue and sell up to 11 million shares of common stock by SEC order file No. 70-8357 (HCAR No. 35-26045; 5/2/94). To date, CSW has not issued any common stock under this order.
         The Applicants are proposing that the authorization to engage in external financings requested herein supersede the prior authorizations described above (the "Prior Authorizations"). If this proposal is approved, the Applicants would engage in long-term financing in the context of their needs and financial market conditions at the time of issuance, subject to the terms and conditions set forth herein and in any order in this file, and without reference to the terms and restrictions set forth in the Prior Authorizations. Any long-term debt or other security would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as the
Applicants may at the time of issuance determine, unless this filing specifically provides otherwise.
         B.       Stock Financing
         CSW requests authorization hereunder to issue common stock, including issuances of common stock upon the exercise of convertible debt or pursuant to rights, options, warrants and similar securities. CSW also requests authorization to purchase common stock from the Subsidiaries and to sell such common stock back to the Subsidiaries. The Subsidiaries request authorization hereunder to issue and sell preferred stock, including tax advantaged preferred securities. The Subsidiaries also request authorization to issue common stock to CSW and to repurchase their common stock from CSW.
         C.       Bank Borrowings
         The Subsidiaries propose to make borrowings from banks or other lending institutions from time to time through the end of the Authorization Period. Such borrowings will be evidenced by promissory notes issued to the applicable lender, to be dated as of the date of the first borrowing thereunder, with each such borrowing maturing in not more than fifty years. Notes may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.
         D.       Credit Enhancement
         Applicants may obtain credit enhancement for the securities covered by this Application, which could include insurance, a letter of credit or a liquidity facility. The Applicants anticipate they may be required to provide credit enhancement if they were to issue floating rate securities, whereas credit enhancement would be a purely economic decision for fixed rate securities. The Applicants anticipate that even though they would be required to pay a premium or fee to obtain the credit enhancement, they would realize a net benefit through a reduced interest rate on the new securities. Applicants will obtain credit enhancement only if it is economically beneficial to do so.
     If insurance is obtained, the Applicants may be required to enter into an agreement with the insurer and an escrow agent pursuant to which the Applicants would be obligated to make payments of certain amounts into an escrow fund upon a failure to maintain certain financial ratios and on the occurrence of certain other events. Amounts held in such an escrow fund would be payable to the insurer as an indemnity for any amounts paid by the insurer with respect to principal or interest on the new securities.
II.      Financing Entities
         The Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities to be created for the purpose of facilitating certain types of financings such as the issuance of tax advantaged preferred securities. Request is also made for these financing entities to issue such securities to third parties. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by the Subsidiaries to a financing entity in return for the proceeds of the financing and (ii) the acquisition by a Subsidiary of voting interests or equity securities issued by the financing entity to establish the Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, such as shares of stock or partnership interests, involving an amount usually ranging from 1 to 25 percent of the capitalization of the financing entity). The Subsidiaries also request authorization to enter into expense agreements with their respective financing entities, pursuant to which they would agree to pay all expenses of such entity.
     The Subsidiaries may also guarantee (i) payment of interest, dividends or distributions on the securities issued by their subsidiary financing entities if and to the extent such financing entities declare dividends or distributions or pay interest out of funds legally available therefor; (ii) payments to the holders of the securities issued by such entities of amounts due upon liquidation of such entities or redemption of the securities of such entities; and (iii) certain additional amounts that may be payable in respect of such securities.
Tender Offers
         In connection with any refinancing by CSW or a Subsidiary pursuant to the authority requested hereunder, CSW and the Subsidiaries may determine to acquire outstanding securities (the "Outstanding Securities") through tender offers to the holders of such Outstanding Securities. Tender offers may be conditioned upon receipt of a certain percentage of the Outstanding Securities. The tender offer price would be based on a number of factors, including the coupon rate of the Outstanding Securities, the date of expiration of the refunding protection of the Outstanding Securities, the redemption price on such expiration date and the then current market rates for similar securities, all of which are relevant to the decision of an informed holder as to whether to hold or sell Outstanding Securities. Holders of Outstanding Securities may be offered a fixed price for their Outstanding Securities, or the tender offer may be a "fixed spread" offer pursuant to which the Applicants will offer a price based upon a fixed spread over comparable U.S. Treasury securities. Any tender offer will be conducted in accordance with standard market practice, i.e., the length of time the offer will be held open, the method of solicitation, etc., at the time of the tender offer.
         The Applicant would, in connection with any tender offer, retain one or more investment banking firms experienced in such matters to act as tender agent and dealer-manager. The dealer-manager will act as the Applicant's agent in disseminating the tender offer and receiving responses thereto. As a dealer-manager, the investment banking firm will not itself become obligated to purchase or sell any of the Outstanding Securities. The dealer-manager's fee will be determined following negotiation and investigation of fees in similar transactions and will include reasonable out-of-pocket expenses and attorney's fees. It is expected that the Applicant will be required, as is customary, to indemnify the dealer-manager for certain liabilities. The Applicant may also retain a depositary to hold the tendered Outstanding Securities pending the purchase thereof and/or an information agent to assist in the tender offer. Filing of Certificates of Notification
         It is proposed that, with respect to the CSW System, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the SEC that cover essentially the same subject matters, resulting in a reduction of expense for both the SEC and the Applicants. To effect such integration, the disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. Such certificates of notification would be filed within 60 days after the end of the calendar quarter in which the transaction occurs.
         The Rule 24 certificates will contain the following information:
         (a) If sales of common stock by CSW are reported, the purchase price per share and the market price per share at the date of the agreement of sale;
         (b) If purchases by Subsidiaries of their securities from CSW are reported, the purchase price and the basis on which it is determined;
         (c) CSW balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including CSW, that has engaged in financing transactions during the quarter; and
         (d) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24. Rule 54
         No proceeds from the financings for which authority is requested hereunder will be used by CSW or any Subsidiary for the direct or indirect acquisition of an interest in an exempt wholesale generator ("EWG"), as defined in Section 32 of the Act, or a foreign utility company ("FUCO"), as defined in
Section 33 of the Act. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the SEC shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
         CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $923 million, or about 47% of $1,970 million, CSW's average consolidated retained earnings for the four quarterly periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). Lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
         CSW was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs by SEC order (the "100% Order") in file No. 70-8809 (HCAR No. 35-26653; 1/24/97). In connection with its consideration of CSW's application for the 100% Order, the SEC reviewed CSW's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to CSW involved with investments in EWGs and FUCOs, the SEC determined that permitting CSW to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the CSW system, nor would it have an adverse impact on any of the Subsidiaries or their customers, or on the ability of State commissions to protect the Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once CSW's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings. Items Subject to Further SEC Approval I. Stock Financing
         The Applicants propose that they be allowed to (i) increase their authorized capital as deemed necessary and appropriate by CSW for proper corporate purposes, (ii) amend their articles of incorporation and (iii) solicit proxies through a proxy statement, filed under and meeting the standards of the 1934 Act, requesting shareholder approval of any amendment to their articles of incorporation.
         Proxy solicitation material relating to amendments to the articles of incorporation will meet the requirements of Schedule 14A under the 1934 Act, and will, to the extent required, be reviewed for compliance with such regulation by the SEC before the proxy material is sent to shareholders. Such proxy solicitation material will be incorporated by reference into this Application when it is filed with the SEC under the 1934 Act. Copies of any such solicitation materials will be concurrently filed with the Office of Public Utility Regulation. The Applicants request reservation of jurisdiction over any solicitation and the implementation of amendments to the articles of incorporation pending completion of the record. The Applicants further request that any supplemental order authorizing amendments to the articles of incorporation be issued by the SEC without further public notice. II. Other Securities
         In addition to the specific securities for which authorization is sought herein, the Applicants also propose to issue other types of securities that they deem appropriate during the period ending December 31, 2002. The Applicants request that the SEC reserve jurisdiction over the issuance of additional types of securities. The Applicants also undertake to file a post-effective amendment in this proceeding which will describe the general terms of each such security and will request a supplemental order of the SEC authorizing the issuance thereof by an Applicant. The Applicants request that each supplemental order be issued by the SEC without further public notice. Summary of Requested Authority
         The Applicants seek authority to engage in financing transactions during the Authorization Period, subject to satisfaction of certain parameters, without needing to file separate applications for each individual financing transaction. Applicants seek to consolidate existing financing authority equaling approximately $0.95 billion with the additional authority requested hereunder equaling approximately $1.05 billion for a total of $2.0 billion of financing authority during the Authorization Period. While the Applicants seek authority to issue various types of securities described herein, CSW shall limit its financing activity hereunder to the issuance of common stock. Item 2. Fees, Commissions and Expenses
         An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transactions is set forth below:
                                                                 Amount
         Counsel fees:
         Milbank, Tweed, Hadley & McCloy
         New York, New York...................................  $15,000

         Miscellaneous and incidental expenses
         including travel, telephone and
         postage................................................  2,000

         Total                                                  $17,000

Item 3.  Applicable Statutory Provisions
     Sections 6(a), 7, 9(a), 10, 12(b), 12(e) and 12(f) of the Act and Rules 43, 45, 52 and 62 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.
Item 4.  Regulatory Approval
         The Arkansas Public Service Commission (the "APSC")(with respect to the issuance by SWEPCO of any secured security) and the Corporation Commission of the State of Oklahoma (the "OCC") (with respect to the issuance of any security by PSO or the issuance by SWEPCO of any secured security) may have jurisdiction with respect to certain of the proposed transactions. The proposed transactions are not subject to the jurisdiction of any other state commission or of any federal commission other than the SEC. If required, petition for approval of the proposed transactions and the use of the proceeds therefrom will be made to the APSC and the OCC. Item 5. Procedure
         The Applicants request that the SEC issue and publish no later than September 26, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 20, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the SEC and that the SEC enter not later than October 21, 1997, an appropriate order granting and permitting this Application to become effective.
         The Applicants respectfully request that appropriate and timely action be taken by the SEC in this matter.
         No recommended decision by a hearing officer or other responsible officer of the SEC is necessary or required in this matter. The Division of Investment Management of the SEC may assist in the preparation of the SEC's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the SEC in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements
   Exhibit 1: Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company.

   Exhibit 2: Final or "Past Tense" opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company (to be filed with Certificate of Notification).

   Exhibit 3:        Proposed Notice of Proceeding.

   Exhibit 4: Financial Statements of Central and South West Corporation and its subsidiaries as of June 30, 1997.

Item 7.  Information as to Environmental Effects
         The proposed transactions do not involve major federal action having significant effect on the human environment. To the best of the Applicant's knowledge no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                S I G N A T U R E
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         Dated: November 12, 1997



  CENTRAL AND SOUTH WEST                     CENTRAL POWER AND LIGHT COMPANY
  CORPORATION


By:/s/WENDY G. HARGUS                        By:/s/WENDY G. HARGUS
  Wendy G. Hargus                               Wendy G. Hargus
  Treasurer                                     Treasurer

PUBLIC SERVICE COMPANY OF                    SOUTHWESTERN ELECTRIC POWER COMPANY
OKLAHOMA

By:/s/WENDY G. HARGUS                        By:/s/WENDY G. HARGUS
  Wendy G. Hargus                               Wendy G. Hargus
  Treasurer                                     Treasurer

WEST TEXAS UTILITIES COMPANY                 CENTRAL AND SOUTH WEST
                                             SERVICES, INC.

By:/s/WENDY G. HARGUS                        By:/s/WENDY G. HARGUS
  Wendy G. Hargus                                Wendy G. Hargus
  Treasurer                                      Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                           TRANSMISSION
NUMBER                     EXHIBIT                                    METHOD

Exhibit 1         Preliminary Opinion of Milbank,                     ____
                  Tweed, Hadley & McCloy, counsel
                  to the Company (to be filed by amendment).

Exhibit 2         Final or "Past Tense" opinion of                    ----
                  Milbank, Tweed, Hadley & McCloy,
                  counsel to the Company (to be filed
                  with Certificate of Notification).

Exhibit 3         Proposed Notice of Proceeding (previously filed).   ----

Exhibit 4         Financial Statements of Central and South West      ____
                  Corporation and its subsidiaries as of
                  June 30, 1997 (previously filed).